Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD REPORTS STRONG OPERATING PERFORMANCE, INCREASES CASH AND ACHIEVES EXPLORATION SUCCESS IN THIRD QUARTER 2014

TORONTO, ONTARIO — (Marketwired — October 29, 2014) — Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced financial and operating results for the third quarter and first nine months of 2014. Full details of the results are provided in the Company’s Management’s Discussion & Analysis, which is available on the Company’s website at www.lsgold.com and on SEDAR at www.sedar.com. Key highlights of the results include:

Third Quarter 2014 (“Q3/14”)

•             58% increase in gold production from third quarter 2013 (“Q3/13”) to 45,600 ounces

•             41% growth in sales from Q3/13 to 45,500 ounces

•             15% improvement in cash operating cost(1) per ounce sold to US$594 from US$701 in Q3/13

•             16% improvement in all-in sustaining cost(2)  per ounce sold to US$858 from US$1,207 in Q3/13

•             Total production costs(3) of $29.6 million

•             Capital expenditures of $15.2 million

•             Net earnings of $7.9 million versus net loss of $1.7 million in Q3/13

Nine-Month 2014 (“9M/14”)

•             Record production of 142,500 ounces, up 72% from first nine months 2013 (“9M/13”)

•             65% growth in sales from 9M/13 to 142,000 ounces

•             31% improvement in cash operating cost per ounce to US$588 from US$856 in 9M/14

•             34% improvement in all-in sustaining cost per ounce sold to US$861 from US$1,307 in 9M/13

•             Total production costs of $91.6 million

•             Capital expenditures of $39.4 million

•             Net earnings of $25.7 million compared to net loss of $7.8 million in 9M/13

Cash and bullion(4) at September 30, 2014 totaled $67.3 million, an increase of $33.3 million or 98% from $34.0 million at December 31, 2013.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Q3/14 is our fourth consecutive quarter of generating net free cash flow, a period during which our cash and bullion has increased by over $50 million. We have achieved solid production growth year over year, and are one of the lowest cost producers within our industry. Total cash costs per ounce sold were US$594 in Q3/14 and US$588 in 9M/14, while all-in sustaining costs averaged US$858 per ounce in Q3/14 and US$861 per ounce year to date. Given our results to date, we will produce at least 180,000 ounces of gold in 2014 at costs lower than our guidance.

“We are also very encouraged by our recent exploration results as we advance work to both replenish reserves and explore for new resources. Last week, we announced the intersection of high-grade mineralization close to existing resources in both the north and south limbs of the S2 Fold Nose at Timmins Deposit. At 144, we have intersected wide, high-grade mineralization within 770 metres of Thunder Creek, highlighting the significant potential for additional gold deposits to the southwest along the TC-144 Trend. Recent drilling at Bell Creek is supporting our work to add reserves and extend mine life by accessing the next 275 metres below our current reserve. Our goal this year is to replace mined reserves while we continue work to expand our orebodies and discover new deposits.”

Consolidated Financial Information

	Three months ended		Nine months ended
(in $’000, except the per share amounts)	Sept. 30, 2014	Sept. 30, 2013	Sept. 30, 2014	Sept. 30, 2013
Revenue	$63,514	$44,301	$200,064	$126,833
Production costs	$29,554	$23,428	$91,625	$75,539
Earnings from mine operations	$16,144	$7,554	$52,825	$13,211
Earnings (loss) from continuing operations	$7,889	$(1,718)	$25,716	$(3,474)
Net earnings (loss)	$7,889	$(1,718)	$25,716	$(7,776)

Basic net income (loss) per share from continuing operations	$0.02	$0.00	$0.06	$(0.01)
Basic net income (loss) per share	$0.02	$0.00	$0.06	$(0.02)
Cash flows from continuing operating activities	$28,368	$11,365	$90,122	$32,535

Key Performance Drivers

	Three months ended		Nine months ended
	Sept. 30, 2014	Sept. 30, 2013	Sept. 30, 2014	Sept. 20, 2013
Tonnes milled	320,800	202,300	914,400	630,900
Grade (gpt)	4.6	4.7	5.0	4.3
Average mill recoveries	96.7%	95.2%	96.6%	95.5%
Ounces produced	45,600	28,900	142,500	82,900
Ounces poured	44,900	25,900	144,100	78,200
Ounces sold	45,500	32,300	142,000	86,000
Average price (US$/oz)	$1,284	$1,324	$1,289	$1,444
Average price ($/oz)	$1,397	$1,372	$1,410	$1,476
Cash operating costs (US$/oz)	$594	$701	$588	$856
Cash operating costs ($/oz)	$647	$726	$643	$875
All - in sustaining costs (US$/oz)	$858	$1,027	$861	$1,307
All - in sustaining costs ($/oz)	$935	$1,065	$942	$1,336
Cash earnings from mine operations ($000s)	$34,059	$20,846	$108,734	$51,572
Adjusted net earnings (loss) ($000s)	$7,935	$997	$26,679	$(5,903)
Adjusted net earnings (loss) per share ($/share)	$0.02	$0.00	$0.06	$(0.01)

Outlook

After the first nine months of 2014, the Company is on track to produce at least 180,000 ounces in 2014 and to beat its full-year 2014 guidance for both cash operating costs and all-in sustaining costs. Effectively managing unit costs is a priority as the Company continues to focus on building its financial strength. After repaying $21.1 million of debt in 9M/14, the Company is targeting total debt repayments of $25.0 million for the full year, including monthly payments on the Company’s gold loan in the fourth quarter of 2014.

In addition to generating strong operating results, continued exploration will remain an important focus during the final quarter of 2014. Drilling activity during the quarter is increasing as the Company builds on recent exploration results at Timmins Deposit, 144 and Bell Creek. Additional mine development is also planned for the fourth quarter of 2014 in support of reserve replacement, underground exploration and execution of the 2015 mine plan.

The Company’s full-year 2014 guidance includes:

•                  Gold production of 160,000 – 180,000 ounces;

•                  Cash operating cost per ounce sold of US$675 to US$775;

•                  All-in sustaining cost per ounce sold between US$950 and US$1,050;

•                  Total production costs of $128.0 million; and,

•                  Total principal debt repayments of $25.0 million.

The Company’s Outlook section contains forward-looking information within the meaning of certain securities laws. The Outlook section, also included in the Company’s MD&A, represents the Company’s guidance and forms the basis for most of the forward-looking information disclosed elsewhere in these documents and in other areas such as other press releases, newsletters, fact sheets and the Company’s website. Readers are directed to the Forward-Looking Statements advisory at the end of this press release for cautionary language relating to forward-looking information.

Conference Call & Webcast

Lake Shore Gold will also host a conference call and webcast on Thursday, October 30, 2014 at 2 pm EST to discuss the Company’s third quarter and nine-month 2014 financial and operating results (see call-in numbers that follow). The call will also be webcast and available on the Company’s website.

Conference & Re-dial ID: 21210366

Participant call-in: 647-788-4919 or 877-291-4570 (North American toll free number)

Replay number: 416-621-4642 or 800-585-8367 (North American toll free number)

Available until: 11:59 pm (November 6, 2014)

Qualified Person

Scientific and technical information contained in this press release related to mine engineering and production has been reviewed and approved by Natasha Vaz, P.Eng., Vice-President, Technical Services, who is an employee of Lake Shore Gold Corp., and a “qualified person” as defined by National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, exploration drilling and all matters involving mine production geology contained in this press release, or source material for this press release, was reviewed and approved by Eric Kallio, P.Geo., Senior Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer that is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

Footnotes

(1)         Cash operating costs and cash operating cost per ounce are Non-GAAP measures. In the gold mining industry, cash operating costs and cash operating costs per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate. The Company discloses cash operating costs and cash operating costs per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of cash operating costs and cash operating cost per ounce to total production costs for the three and nine months ended September 30, 2014 and 2013 is set out on page 19 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(2)         Starting in the second quarter 2013, the Company has adopted a total all-in sustaining cost performance measure, which is a non-GAAP measure. The measure is intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining cost as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining cost excludes growth capital, reclamation cost accretion not related to current operations, interest and other financing costs and taxes.  The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining cost to amounts included in the Consolidated Statements of Comprehensive Loss (Income) for the three and nine months ended September 30, 2014 is set out on page 20 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(3)         Total production cost is the most directly comparable GAAP measure for both cash operating costs and all-in sustaining costs. Included in total production cost for the periods covered in this press release are non-cash share based payment expense including: $0.1 million for both the third quarter of 2014 and 2013, as well as $0.3 million for both the first nine months of 2014 and 2013. The calculation of cash operating cost per ounce sold and all-in sustaining cost per ounce sold exclude this non-cash payment expense.

(4)         Bullion relates to gold poured in doré which has not yet been included in revenues and for which cash has not yet been received. The $67.3 million of cash and bullion at September 30, 2014 included $62.2 million of cash and $5.1 million of bullion.

(5)         Cash earnings from mine operations is a Non-GAAP measure and does not have any standardized meaning. The Company discloses cash earnings from mine operations as it believes this measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to finance its ongoing business and capital activities. The most directly comparable measure prepared in accordance with GAAP is earnings from mine operations. Cash earnings from mine operations represent the earnings from mine operations prior to deducting non-cash expenses, and is calculated by adding depletion, depreciation and share based payments in production costs to earnings from mine operations”. A reconciliation of cash earnings from mine operations to earnings from mine operations for the three and nine months ended September 30, 2014 and 2013 is set out on page 20 of the Company’s MD&A filed on SEDAR at www.sedar.com and www.lsgold.com.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this press release including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this press release or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this press release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the SEC in the United States.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true;  prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risk Factors” in this press release and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and

contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298

Website: www.lsgold.com